Zanite Acquisition Corp.

25101 Chagrin Boulevard

Suite 350

Cleveland, Ohio 44122

November 12, 2020

VIA EDGAR

Anuja A. Majmudar

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zanite Acquisition Corp.
Registration Statement on Form S-1
Filed October 22, 2020, as amended
File No. 333-249618

Dear Sir or Madam:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Zanite Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on November 16, 2020, or as soon thereafter as practicable.

Please call Joel Rubinstein at (212) 819-8642 or Daniel Nussen of White & Case LLP at (213) 620-7796 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

By:	/s/ Steven H. Rosen
Name:	Steven H. Rosen
Title:	Co-Chief Executive Officer and Director

cc:	Joel Rubinstein, White & Case LLP
Daniel Nussen, White & Case LLP

[Signature Page to Acceleration Request]